January 29, 2007
VIA OVERNIGHT DELIVERY
Sara D. Kalin, Branch Chief
H. Yuna Peng, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Drive Auto Receivables LLC Registration Statement on Form S-3 File No. 333-139609, filed on December 22, 2006
Dear Ms. Kalin and Ms. Peng:
On behalf of Drive Consumer USA Inc. (“Drive Consumer”), as sponsor and sole equity owner of Drive Auto Receivables LLC, this letter responds to your letter dated January 17, 2007 providing comments on the Registration Statement on Form S-3 filed on December 22, 2006 (SEC File No. 333-139609) (the “Registration Statement”). For your convenience, each of your comments has been reproduced below, followed by Drive Consumer’s response. Enclosed with this letter is Amendment No. 1 to the Registration Statement, dated January 29, 2007, marked to show all changes to the Registration Statement.
General
Comment No. 1
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.
Response
Drive Consumer confirms that neither the depositor nor any affiliate of the depositor has established, directly or indirectly, any issuing entity which has offered any classes of asset-backed securities involving automobile loans or contracts and which is required to file reports under the Exchange Act. The depositor is not currently required to file any Exchange Act reports.

DALLAS ADDISON TYLER	901 MAIN STREET SUITE 4000 DALLAS, TEXAS 75202-3793
TEL 214.672.2000 FAX 214.672.2020
WWW.COWLESTHOMPSON.COM

Comment No. 2
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
Response
Drive Consumer confirms that finalized agreements will be filed at the time of each takedown, in accordance with Item 1100(f) of Regulation AB.
Comment No. 3
Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
Response
Drive Consumer confirms that unqualified legal and tax opinions will be delivered and filed at the time of each takedown.
Comment No. 4
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
Response
Drive Consumer confirms that in accordance with Rule 409 of the Securities Act, the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in a takedown.
Comment No. 5
Please identify Drive Auto Receivables LLC as the depositor on the registration statement cover page.
Response
The cover page of the Registration Statement has been revised to identify Drive Auto Receivables LLC as the depositor.
Comment No. 6

As a follow-up to the comment above, please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. For example, you refer to the “Seller” throughout the document when it appears that you are in fact referring to the depositor. If Drive Auto Receivables LLC has separate roles as seller and depositor, please advise. Otherwise, revise throughout your document as appropriate.
Response
The Registration Statement has been revised to refer to Drive Auto Receivables LLC as the depositor. Drive Consumer confirms that the Drive Auto Receivables LLC does not have separate roles as seller and depositor. The term “seller” has been eliminated.
Comment No. 7
Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions for the transaction parties referred to in Item 1119 of Regulation AB.
Response
A separately captioned section, “Certain Relationships and Related Transactions”, has been added on page S-53 and will include the information required by Item 1119 of Regulation AB.
Comment No. 8
Please include a table of contents in your base prospectus.
Response
A table of contents has been added to the base prospectus.
Prospectus Supplement
Comment No. 9 (Where to Find Information in These Documents, page iii)
We note the statement, “[i]f the description of terms of your series of notes varies between the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.” Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.
Response
The form of prospectus supplement has been revised to clarify that the prospectus supplement will not contradict the base prospectus.
Comment No. 10 (Summary of Terms, page S-1)
Please clearly identify any classes issued or residual or equity interest in the transaction that are not being offered by the prospectus. For example, we note your reference on page S-6 to the residual interestholder. See Item 1103(a)(3)(i) of Regulation AB.

Response
The residual interest in the issuing entity will not be offered by the prospectus. A description of the residual interest in the issuing entity has been added on page S-2 under “Summary of Terms—The Residual Interest”.
Comment No. 11 (Summary of Terms, page S-1)
Please clearly indicate how losses not covered by credit enhancements will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.
Response
A discussion of the allocation of losses among the classes in a series has been added on page S-3 under “Summary of Terms—Principal Payments”.
Comment No. 12 (Summary of Terms, page S-1)
We note your discussion of the revolving period on page 20 of the base prospectus. Please add bracketed language in the prospectus supplement summary section illustrating the form of disclosure you would provide if you included this feature in one of your transactions.
Response
A brief summary of the revolving feature has been added to the summary of the Prospectus Supplement, on page S-6.
Comment No. 13 (Summary of Terms, page S-1)
Please provide a brief summary of circumstances regarding when pool assets can otherwise be added, removed or substituted. For example, if there were breaches of the representations and warranties with respect to the underlying pool assets, would they be removed and replaced with other assets? See Item 1103(a)(6) of Regulation AB and revise accordingly.
Response
Pool assets will be required to be repurchased by the depositor and the originator upon the occurrence of breaches of representations relating to the eligibility of the contracts and to be purchased by the servicer upon the breach of certain servicing covenants of the servicer. The prospectus supplement has been revised to include a summary on page S-16 under “The Issuing Entity—The Issuing Entity Property”. Drive Consumer confirms that once repurchased, pool assets cannot be replaced.
Comment No. 14 (The Contracts Pool, page S-17)
You state in the first paragraph of this section and in other places throughout the filing that the characteristics of the pool as of the initial cut-off date may vary somewhat from the characteristics of the contracts as of statistical cut-off date illustrated in the tables. Please revise to confirm that they will not vary by more than 5% or advise.

Response
Drive Consumer confirms that the characteristics of the pool of contracts on the initial cut-off date related to a transaction will not vary materially from the characteristics of the statistical pool included in the related prospectus supplement. The prospectus supplement has been revised accordingly.
Comment No. 15 (Fees and Expenses, page S-37)
While we note that you have explained the servicing fee in other parts of the document, please revise to clearly disclose the servicing fee in the table instead of including a cross-reference, as the fee table should include clear descriptions of all fees paid, for ease of use.
Response
The cross-reference has been removed from the “Fees and Expenses” table and the formula for calculating the servicing fee has been added.
Comment No. 16 (The Swap Counterparty, page S-44)
Please expand this section to provide bracketed language indicating that you will provide the financial disclosure required by Item 1115(b) if the significance percentage of the swap agreement is more than 10%.
Response
The section entitled “The Swap Counterparty” has been expanded to include a placeholder for the disclosure required pursuant to Item 1115(b) of Regulation AB if the significance percentage of the interest rate swap agreement is greater than 10%.
Base Prospectus
Comment No. 17 (The Notes, page 18)
We note your disclosure on page 18 indicating that each class of securities may have a different interest rate, which may be a variable or adjustable interest rate. Please identify all indices that may be used to determine interest payments or revise your disclosure to confirm that you will use indices that reflect payments of interest based on debt transactions and not based on a stock or commodities index.
Response
A discussion of all indices which may be used to calculated a variable or adjustable interest rate have been added. Drive Consumer confirms that only indices that reflect payments of interest based on debt transactions and not based on stock or commodities indices will be used.
Comment No. 18 (Revolving Period and Amortization Period, page 20)
Please revise to provide additional information regarding how the revolving period and the amortization period work together.

Response
The Section entitled “Revolving and Amortization Period” on page 27 of the base prospectus has been clarified.
Comment No. 19 (Statements to Securityholders, page 28)
Please update the disclosure in this section to reflect that distribution reports must be filed on Form 10-D. See Section III.D.4 of SEC Release No. 33-8518.
Response
The disclosure has been revised to specifically refer to the requirement to file monthly reports on Form 10-D.
Comment No. 20 (Credit and Cash Flow Enhancement, page 35)
Please briefly describe all of the credit and cash flow enhancements you mention in this section instead of merely listing them out. See Item 1114(a) of Regulation AB and Instruction 1 to Item 1114(a).
Response
The section entitled “Credit and Cash Flow Enhancement” has been revised to provide a more detailed description of the possible credit and cash flow enhancements that may be utilized.
Comment No. 21 (Credit and Cash Flow Enhancement, page 35)
We note that the credit enhancement for a series of securities may cover one or more other series of securities, and that if a form of credit enhancement covers more than one series of securities, securityholders will be subject to the risk that the credit enhancement will be exhausted by claims of securityholders of other series. Please remove this language or provide an analysis as to why a structure using the same credit enhancement to cover multiple series of securities would be consistent with the definition of an asset-backed security.
Response
The section entitled “Credit and Cash Flow Enhancement” has been revised to eliminate the disclosure regarding credit enhancement that could cover multiple series of securities. Drive Consumer confirms that the credit enhancement for one series will not be available for any other series.
Comment No. 22 (Evidence as to Compliance, page 36)
Please revise to clearly state that the assessment of compliance and attestation report will be made in compliance with Item 1122 of Regulation AB and that the servicer compliance statement will be made in compliance with Item 1123 of Regulation AB.
Response

Drive Consumer confirms that the assessment of compliance and attestation report will be made in compliance with Item 1122 of Regulation AB and that the servicer compliance statement will be made in compliance with Item 1123 of Regulation AB. The related disclosure has been revised accordingly.
Sale and Servicing Agreement
Comment No. 23 (Annual Servicing Resort of Independent Public Accountants, page 11)
The last sentence of the first paragraph of this section indicates that the required certification may be replaced by any similar certification using other procedures or attestation standards which are now or in the future in use by servicers of comparable motor vehicle contracts. Revise your agreement to either remove this statement or to clearly indicate that certifications must comply with the requirements of Regulation AB.
Response
The statement has been removed.
          Should you have any questions about this letter, please do not hesitate to me at (214) 672-2154 or Valerie A. Potenza at (212) 698-3518.

Respectfully submitted,

/s/ F. John Istre, III

F. John Istre, III
cc: Jim W. Moore (Drive Consumer USA Inc.)
     Valerie A. Potenza, Esq. (Dechert LLP)